Exhibit 99.3

Red White & Bloom Names Alcohol Industry Finance Executive Chris Ecken as CFO

October 21, 2021 16:00 ET | Source: Red White & Bloom Brands Inc.

•Brings 25+ years of experience in highly regulated spirits/wine industry

•Expert in global analytics strategy to create sustainable growth

•Experience leading NYSE-listed firm benefits RWB on its trajectory for uplisting, subject to “safe banking” for the cannabis industry

TORONTO, Oct. 21, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) ("RWB" or the "Company"), a multi-state cannabis operator and house of premium brands, has appointed Christopher Ecken as its Chief Financial Officer, effective October 2021.

“We welcome Chris Ecken as a key addition to the breadth and depth of our management team,” stated Brad Rogers, CEO of Red White & Bloom Brands. “Chris’ extensive experience as a financial executive at a major NYSE-listed player in the alcohol beverage industry – a highly regulated industry similar to cannabis -- will be a tremendous asset. His rise through the ranks and track record of accomplishments at each level is testament to his financial acumen, visionary leadership and strategic mindset. We anticipate his specialized skills will help shape sustainable long-term growth, the shift to cannabis industry safe banking, and an upward trajectory toward a listed exchange for Red White & Bloom.”

Ecken noted, "I'm looking forward to leveraging my extensive experience within the spirits industry as I lead Red White & Bloom's finance organization during this exciting time of growth for the company and the cannabis industry overall."

Ecken brings decades of finance experience, including the last 25 in executive finance at Brown-Forman, a producer of some of the

Red White & Bloom Brands has tapped as its new CFO Christopher Ecken, a finance executive from Brown- Forman, a producer of some of the world’s most recognizable alcohol brands.
world’s most recognizable alcohol brands; including Jack Daniel’s®, Woodford Reserve® and

Herradura®. Mr. Ecken has served in leadership roles overseeing and administering a full spectrum of finance functions, including strategy and forecasting, operational management, and execution, risk management and controls, revenue management, and M&A due diligence. Most recently he held the title of Senior Vice President, Director Global Analytics, after successful execution of the roles of SVP Director Global Financial Planning & Analytics/Commercial Finance; VP Director Global Business and Strategic Analytics; and VP Finance Director – North America; VP Finance Director Latin America; as well as other positions. Some of his most notable achievements include:

•Leading a cultural and mindset shift away from standard budgeting and reporting, toward continuous planning, data-driven analytics and actionable business insights;

•Leading the global revenue management initiative focused on creating sustainable growth;

•Fully implementing global and regional restructuring; and

•Creating and leading a new data science organization focused on delivering insights and strong visualization.

Prior to that, Mr. Ecken worked at KPMG in tax and audit. He holds an M.B.A. from Southern Methodist University Graduate School of Business and a B.S. in Accounting from St. Louis University.

Rogers concluded, “We thank Theo van der Linde for his work as RWB’s CFO in the transition following the reverse merger, and look forward to his continued contribution as a member of the RWB Board. Our industry is experiencing a lightning fast pace of change, and we are well-positioned to take advantage of the opportunities before us, thanks to our highly skilled management team and board of directors.”

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About Red White & Bloom Brands Inc.

The company is positioning itself to be one of the top three multi-state cannabis operators active in the US legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Florida, Arizona, and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

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